(441) 278-9000
October 15, 2012
VIA EDGAR TRANSMISSION
James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on February 17, 2012
File No. 001-33606
Dear Mr. Rosenberg:
Validus Holdings, Ltd. (the “Company” or “Validus”), hereby submits responses to the comments of the Staff regarding the above-referenced filing (the “Form 10-K”) as set forth in your letter dated October 5, 2012 (the “Comment Letter”).
Set forth below are the Staff's comments contained in the Comment Letter and immediately following each comment is the Company's response.
The Company is available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Reserve for Losses and Loss Expenses, page 62

1. Please refer to your response to comment 1. We understand that the reserve for potential development is not directly linked in isolation to any one significant notable event. We note your statement in the response that each of the 2010 and 2011 notable loss events continue to have reserve balances which are still outstanding. However, it is not clear whether RDE is still outstanding for each of these events. As previously requested, please revise your proposed disclosure to expand footnote 2 to the roll forward of the reserve for potential development to clarify which notable events are included in the reserve for potential development as of December 31, 2011. For example, clarify which 2010 and 2011 notable loss events are still outstanding as of December 31, 2011.

Response: The Company acknowledges the Staff's comment. The Company's ongoing RDE process includes periodic assessment of both the notable loss events for any given accident year on an individual basis, as well as the complexity and volatility factors relating to notable loss events in the aggregate which support the RDE. We acknowledge that as the losses mature and become less uncertain, there may be additional clarity over the ultimate loss for an individual notable loss in a particular accident year. The assessment process could result in a specific allocation of RDE to that event and could also result in certain notable loss events being removed from the list of notable loss events to which RDE may be allocated. Either an allocation or the removal of an event from the list would be noted in our notable loss disclosure. For example, this was the case with Windstorm Xynthia, Aban Pearl, Queensland floods, Political violence loss, Bangkok riots, Perth hailstorm, Oklahoma windstorm, a Political Risk loss, Hurricane Karl, Satellite failure and a financial institutions loss in respect of the 2010 accident year RDE, whereby they remained outstanding as of December 31, 2011 however the Company concluded that these events no longer remain eligible for a potential allocation of the 2010 RDE. All of the 2010 and 2011 notable loss events have outstanding loss reserves as of December 31, 2011 and June 30, 2012 and have not been fully paid.

We propose to amend the disclosure in the footnotes to the RDE roll forward table as follows:

'Notable losses for the year ended December 31, 2010 included the Chilean earthquake, Melbourne hailstorm, Deepwater Horizon, New Zealand earthquake and Queensland floods. As at June 30, 2012, the Chilean earthquake, Melbourne hailstorm, Deepwater Horizon and New Zealand earthquake remained eligible for potential allocation from the 2010 RDE. The Company has concluded that Windstorm Xynthia, Aban Pearl, Queensland floods, Political violence loss, Bangkok riots, Perth hailstorm, Oklahoma windstorm, a Political Risk loss, Hurricane Karl, Satellite failure and a financial institutions loss no longer remain eligible for potential allocations from the 2010 RDE.

Notable losses for the year ended December 31, 2011 included Tohoku earthquake, Gryphon Alpha, Christchurch earthquake, Brisbane floods, CNRL Horizon, Cat 46, Cat 48, Jupiter 1, Danish floods, Hurricane Irene and Thailand floods. As at June 30, 2012, the Company has concluded that CNRL Horizon no longer remains eligible for potential allocations from the 2011 RDE.'

2. Please refer to your response to comment 2. Please address the following related to your proposed disclosures to be included in future periodic reports:

•
Please separately disclose in your table of notable loss events your most significant notable loss events in addition to any notable loss events to which allocations have been made from the RDE. For example, please include the Gryphon Alpha Mooring, the Cat 46 tornado, the Cat 48 tornado and the Brisbane floods. Please remove Cyclone Yasi from the table of notable loss events since this was not a notable event on a consolidated basis. In addition, please disclose, either in an introductory paragraph or in a footnote to the roll forward of notable loss events, the criteria used for the notable loss events that were shown separately in the table.

Response: The Company acknowledges the Staff's comment and will include the following roll forward table for notable loss events in future filings. The notable loss roll forward table includes the significant notable losses which had initial ultimate loss estimates above $15.0 million.

RESERVES FOR NOTABLE LOSS EVENTS - USD (000's)

2010 NOTABLE LOSS EVENTS		YEAR ENDED DECEMBER 31, 2010			YEAR ENDED DECEMBER 31, 2011			6 MONTHS ENDED JUNE 30, 2012
		Development		Closing	Development		Closing	Development		Closing
	Initial	(Favorable) /	Allocations	Estimate (c)	(Favorable) /	Allocations	Estimate (c)	(Favorable) /	Allocations	Estimate (c)
Notable Loss	Estimate (a)	Unfavorable (b)	of RDE	31-Dec-10	Unfavorable (b)	of RDE	31-Dec-11	Unfavorable (b)	of RDE	30-Jun-12
Chilean earthquake	293,116	2,548	19,242	314,906	(14,449)	—	300,457	(1,859)	—	298,598
Deepwater Horizon (e)	44,101	737	—	44,838	3	14,769	59,610	(336)	7,500	66,774
New Zealand earthquake	28,685	1,167	16,614	46,466	(297)	—	46,169	58	—	46,227
Queensland floods (f)	25,000	—	—	25,000	(17,966)	—	7,034	(2,491)	—	4,543
Melbourne hailstorm	18,200	2,644	—	20,844	293	—	21,137	104	—	21,241
All other notable losses (g)	83,346	(5,255)	—	78,091	(1,019)	—	77,072	(6,470)	—	70,602
Total 2010 Notable Loss Events	492,448	1,841	35,856	530,145	(33,435)	14,769	511,479	(10,994)	7,500	507,985

				Closing			Closing			Closing
				Reserve (d)			Reserve (d)			Reserve (d)
Notable Loss			Paid Loss	31-Dec-10		Paid Loss	31-Dec-11		Paid Loss	30-Jun-12
Chilean earthquake			120,549	194,357		103,847	76,061		18,107	56,095
Deepwater Horizon (e)			45,152	(314)		(34,881)	49,339		5,237	51,266
New Zealand earthquake			—	46,466		1,254	44,915		4,221	40,752
Queensland floods (f)			—	25,000		—	7,034		53	4,490
Melbourne hailstorm			7,163	13,681		11,611	2,363		955	1,512
All other notable losses (g)			22,119	55,972		22,872	32,081		555	25,056
Total 2010 Notable Loss Events			194,983	335,162		104,703	211,793		29,128	179,171

ESTIMATES AND RESERVES FOR NOTABLE LOSS EVENTS - USD (000's) CONTINUED

2011 NOTABLE LOSS EVENTS		YEAR ENDED DECEMBER 31, 2011			6 MONTHS ENDED JUNE 30, 2012
		Development		Closing	Development		Closing
	Initial	(Favorable) /	Allocations	Estimate (c)	(Favorable) /	Allocations	Estimate (c)
Notable Loss	Estimate (a)	Unfavorable (b)	of RDE	31-Dec-11	Unfavorable (b)	of RDE	30-Jun-12
Tohoku earthquake	148,926	37,963	29,788	216,677	(493)	12,937	229,121
Thailand floods	54,148	—	—	54,148	10,168	14,260	78,576
Gryphon Alpha	52,434	9,151	—	61,585	115	—	61,700
Cat 46	43,806	18,553	—	62,359	73	—	62,432
Christchurch earthquake	41,881	16,854	20,212	78,947	8,183	13,579	100,709
Hurricane Irene	32,451	3	—	32,454	(6,058)	—	26,396
Cat 48	31,481	9,190	—	40,671	5,428	—	46,099
Brisbane floods	31,023	4,848	—	35,871	(663)	—	35,208
CNRL Horizon (h)	19,500	(8,706)	—	10,794	558	—	11,352
Danish flood	19,429	5,987	—	25,416	2,116	7,665	35,197
Jupiter 1	15,008	(73)	—	14,935	994	—	15,929
Total 2011 Notable Loss Events	490,087	93,770	50,000	633,857	20,421	48,441	702,719

				Closing			Closing
				Reserve (d)			Reserve (d)
Notable Loss			Paid Loss	31-Dec-11		Paid Loss	30-Jun-12
Tohoku earthquake			59,100	157,577		72,522	97,499
Thailand floods			1,748	52,400		4,949	71,879
Gryphon Alpha			8,686	52,899		5,707	47,307
Cat 46			51,429	10,930		(1,435)	12,438
Christchurch earthquake			(42)	78,989		(1,664)	102,415
Hurricane Irene			8,669	23,785		2,226	15,501
Cat 48			19,934	20,737		9,925	16,240
Brisbane floods			16,151	19,720		9,943	9,114
CNRL Horizon (h)			5,600	5,194		4,311	1,441
Danish flood			7,872	17,544		9,953	17,372
Jupiter 1			14,342	593		229	1,358
Total 2011 Notable Loss Events			193,489	440,368		116,666	392,564

RESERVES FOR NOTABLE LOSS EVENTS - USD (000's) CONTINUED

2012 NOTABLE LOSS EVENTS		6 MONTHS ENDED JUNE 30, 2012
		Development		Closing
	Initial	(Favorable) /	Allocations	Estimate (c)
Notable Loss	Estimate (a)	Unfavorable (b)	of RDE	30-Jun-12
Costa Concordia	76,197	(3,655)	—	72,542
Cat 67	22,713	5,461	—	28,174
Total 2012 Notable Loss Events	98,910	1,806	—	100,716

		6 MONTHS ENDED JUNE 30, 2012
				Closing
				Reserve (d)
Notable Loss			Paid Loss	30-Jun-12
Costa Concordia			42,685	29,857
Cat 67			1,829	26,345
Total 2012 Notable Loss Events			44,514	56,202

(a)	Includes paid losses, case reserves and IBNR reserves.

(b)	Development other than allocation of RDE.

(c)	Excludes impact of movements in foreign exchange rates.

(d)	Closing Reserve for the period equals Closing Estimate for the period less cumulative Paid Losses.

(e)	Net movement in 2011 impacted by recognition of recoveries under retrocessional contracts.

(f)
As at June 30, 2012, the Company has concluded that Windstorm Xynthia, Aban Pearl, Queensland floods, Political violence loss, Bangkok riots, Perth hailstorm, Oklahoma windstorm, Political risk loss, Hurricane Karl, Satellite failure and a Financial institutions loss no longer remain eligible for potential allocations from the 2010 RDE.

(g)	Windstorm Xynthia, Aban Pearl, Political violence loss, Bangkok riots, Perth hailstorm, Oklahoma windstorm, Political risk loss, Hurricane Karl, Satellite failure and a Financial institutions loss.

(h)	As at June 30, 2012, the Company has concluded that CNRL Horizon no longer remains eligible for potential allocations from the 2011 RDE.
We acknowledge the Staff's comment with regard to Cyclone Yasi and agree that the event was not a notable loss event for disclosure on a consolidated basis. As a result, we have removed Cyclone Yasi from the table of notable loss events.

We propose to include the following disclosure in future filings in the introduction to the notable loss roll forward table relating to the criteria used for the notable loss events shown separately in the table as follows:

'For disclosure purposes, only those notable loss events which had an initial ultimate loss estimate above $15.0 million are disclosed separately and included in the notable loss roll forward table.'

•	Please revise your proposed disclosure to include the dollar amount of the thresholds for determining notable loss events.

Response: The Company acknowledges the Staff's comment and proposes to include the following disclosure in future Form 10-K filings in the Critical Accounting Policies and Estimates section:

'The Company establishes its reserve for losses and loss expenses to cover the estimated remaining liability incurred for both reported claims (“case reserves”) and unreported amounts (“incurred but not reported” or “IBNR reserves”). For insurance and reinsurance business, the IBNR reserves include provision for loss incidents that have occurred but have not yet been reported to the Company as well as for future variation on case reserves (where the claim has been reported but the ultimate cost is not yet known). Within the reinsurance business, the portion of total IBNR related to future variation on known claims is calculated at the individual claim level in some instances (either as an additional case reserve or individual claim IBNR). Within the insurance business, the provision for future variation in current case reserves is generally calculated using actuarial estimates of total IBNR, while individual claim IBNR amounts are sometimes calculated for larger claims. For both Talbot and Validus Re, IBNR is established separately for large or catastrophe losses and smaller “attritional” losses. The Company has procedures in place to aggregate large or catastrophe losses on a consolidated basis for financial reporting and disclosure purposes. For disclosure purposes, only those loss events which aggregate to over $15.0 million on a consolidated basis are disclosed separately and included in the notable loss table and the roll forward table for notable losses.'

•
Your disclosures state that the RDE is an explicit reserve for potential development on notable loss events and that it is expected that the RDE will be allocated to specific notable loss events. Therefore it is not clear why the allocation to Cyclone Yasi from the 2011 RDE was appropriate since it was not a notable loss event in the year the RDE was set up and based on your roll forward of RDE it does not appear as though Cyclone Yasi was an event included in the 2011 RDE balance. Please explain why this allocation was appropriate.

Response: We acknowledge and accept the Staff's comment that Cyclone Yasi was not a notable loss event for disclosure on a consolidated basis. The Company also respectfully accepts the Staff's position that an allocation of RDE cannot be made to Cyclone Yasi as a result of it being below the Company's $15.0 million threshold for notable loss events. We also acknowledge that RDE cannot be allocated to events that become notable loss events in periods subsequent to the establishment of the RDE. As of March 31, 2012, the Company's ultimate loss estimate for Cyclone Yasi was $8.7 million. Adverse development on this loss of $3.6 million was experienced by the Company during the quarter ended June 30, 2012 resulting in a change in the Company's ultimate loss estimate to $12.3 million. The allocation from RDE, which was made during the second quarter of 2012, was $3.6 million, representing the adverse development on this event. The Company has conducted a formal materiality assessment (in accordance with Staff Accounting Bulletin No. 99) from the perspective of the position that RDE should not have been allocated to Cyclone Yasi. We have concluded as a result of the materiality assessment that the RDE allocation made to Cyclone Yasi of $3.6 million in the second quarter of 2012 was immaterial on both a quantitative and qualitative basis to the financial statements and no future disclosure is required. Further, we have removed Cyclone Yasi from the table of notable loss events. We also confirm to the Staff that no RDE allocation has been made to any other loss that was not a notable loss event in the year the RDE was established.

•	Since you state in the response that the Cyclone Yasi event remains below the threshold for consolidated notable loss disclosure, please clarify how this event will be disclosed in future filings.

Response: The Company acknowledges the Staff's comment and as noted in the responses to the first and third bullet points above, Cyclone Yasi will not be disclosed in future filings.

•
Please disclose that when a notable event has an adverse development, you first allocate the amount from the RDE to the extent that there is RDE remaining from that accident year and then record adverse development for the remaining amount.

Response: The Company acknowledges the Staff's comment and proposes to include the following disclosure within the Critical Accounting Policies and Estimates section in future filings of the Company's Annual Report on Form 10-K:

'In ensuing quarters, the Loss Reserve Committee revisits and re-estimates the events previously considered in the catastrophe loss event process. To the extent that there has been adverse development on a notable loss event, if there is RDE remaining from that accident year, an allocation from the respective accident year RDE will be made to the notable loss event. If there is no remaining RDE relating to the accident year of the loss, then adverse development will be recorded for the notable loss event.'

•
Please confirm that you will include the following from your response in your revised disclosure, “To the extent that there are continued complexity and volatility factors relating to notable loss events in the aggregate, additions to the RDE may be established for a specific accident year, as illustrated in the RDE roll-forward table.”

Response: The Company acknowledges the Staff's comment and confirms that it will include the referenced disclosure in future filings as follows:

'To the extent that there are continued complexity and volatility factors relating to notable loss events in the aggregate, additions to the RDE may be established for a specific accident year, as illustrated in the RDE roll forward table.'

•
Please provide proposed disclosure to be included in the footnotes to the roll forward of the reserve for potential development to clarify which 2011 notable events were included in the additions to the reserve for potential development in 2012 and the specific reasons that additions to the RDE were recorded.

The Company proposes to include the following disclosure in the footnotes to the RDE roll forward table in future filings:

'During the six months ended June 30, 2012, there was an addition to the 2011 RDE of $27.9 million. The 2011 notable loss events, principally the Tohoku earthquake, the Christchurch earthquake and the Thailand floods continued to experience adverse development as shown in the notable loss roll forward table. Contract complexity, the nature and number of perils arising from these events, limits and sub limits exposed, the quality, flow and timing of information received by the Company, information regarding retrocessional covers, assumptions, both explicit and implicit, regarding future paid and reported loss development patterns, frequency and severity trends, claims settlement practices and potential changes in the legal environment continue to lead to complexity and volatility in the ultimate loss estimates for these events. Given the potential that one or some of the 2011 notable loss events eligible for potential allocation from the 2011 RDE may experience adverse development, rather than all deteriorating proportionately, an addition to the 2011 RDE of $27.9 million was made.'

Notes to Consolidated Financial Statements
23. Statutory and Regulatory Requirements, page F-66
3. Please refer to your response to comment 3. Please address the following:

•
Regarding the third bullet, your response addresses the restrictions on the payment of dividends by the subsidiaries to the Company rather than the payment of dividends by Validus Holdings, Ltd. to its stockholders. Please expand your proposed disclosure to be included in future filings to disclose the amount of retained earnings that is restricted or free of restriction for the payment of dividends by Validus Holdings Ltd. to its stockholders.

Response: The Company acknowledges the Staff's comment and will include the following disclosure in future filings:

'The amount of retained earnings that is unrestricted for the payment of dividends by Validus Holdings, Ltd., to its shareholders was $X million as at December 31, 2012.'

•
Regarding the fourth bullet, your proposed disclosure of the amount available from the subsidiaries to dividend to Validus Holdings, Ltd., subject to BMA approval, does not appear to fully address the objective underlying rule 4-08(e)(3)(ii) of Regulation S-X. Please revise your proposed disclosure to disclose the amounts that are available from the subsidiaries for distribution as dividend payments to Validus Holdings, Ltd. without approval of the BMA, and to clarify whether there are any other sources of funds available for transfers to Validus Holdings, Ltd. from any of its subsidiaries.

Response: The Company acknowledges the Staff's comment and with respect to the disclosures stipulated under rule 4-08(e)(3)(ii) of Regulation S-X, the Company respectfully advises that it has no unconsolidated subsidiaries.

The Company will include the following expanded disclosure with respect to the amounts that are available from each of the Bermuda regulated subsidiaries for distribution as dividend payments and the other sources of funds available for transfers to Validus Holdings, Ltd. from any of its consolidated subsidiaries in future Form 10-K filings:

'As a holding company, Validus Holdings, Ltd.'s principal source of income is dividends or other sources of permitted payments from its subsidiaries. These funds provide the cash flow required for dividend payments to the Company's shareholders. The holding company has no material restrictions on its ability to make distributions to shareholders, however, the ability of our (re)insurance subsidiaries is limited by the applicable laws and regulations of the various countries in which we operate.

The ability of certain of these subsidiaries to pay dividends to us is limited under Bermuda law and regulations. The Insurance Act provides that each of our Bermuda subsidiaries may not declare or pay, in any financial year, dividends of more than 25% of its total statutory capital and surplus (as shown on its statutory balance sheet in relation to the previous financial year) unless it files with the BMA at least seven days prior to the payment, an affidavit signed by at least two directors and such subsidiary's principal representative, stating that in their opinion such subsidiary will continue to satisfy the required margins following declaration of those dividends, however, there is no additional requirement for BMA approval. In addition, before reducing its total statutory capital by 15% or more (as set out in its previous years' statutory financial statements) each of these subsidiaries must make application to the BMA for permission to do so, such application to consist of an affidavit signed by at least two directors and such subsidiary's principal representative stating that in their opinion the proposed reduction in capital will not cause such subsidiaries to fail to meet its relevant margins, and such other information as the BMA may require. The Company's primary restrictions on net assets of subsidiaries consist of regulatory requirements placed upon the regulated (re)insurance subsidiaries to hold minimum amounts of total statutory capital and surplus and there were no other material restrictions on net assets in place as of December 31, 2011.

The amounts that are unrestricted net assets and which are available from the Company's subsidiaries for distribution as dividend payments to Validus Holdings, Ltd. without approval of the BMA for Validus Re, TIBL, Validus Re Americas, Ltd. and AlphaCat Reinsurance, Ltd. were $X million, $X million, $X million and $X million, respectively.'

•	Regarding the fifth bullet, please confirm that the disclosure requirements in ASC 944-505-50-6 are not applicable.

Response: The Company acknowledges the Staff's comment and confirms that this disclosure requirement is not applicable.

* * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding these matters may be directed to Jeff Consolino at (441) 532-9034 or Robert Kuzloski at (441) 532-9075.

Very truly yours,
/s/ Joseph E. (Jeff) Consolino
Joseph E. (Jeff) Consolino

cc:    Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)